Mail Stop 3561

June 12, 2009

Colin Dyne
Chief Executive Officer
People's Liberation, Inc.
1212 S. Flower Street, 5th Floor
Los Angeles, CA 90015

>   **Re: People's Liberation, Inc.**
>   **Post-effective Amendment No. 2 to Form S-1**
>   **Filed June 1, 2009**
>   **File No. 333-147684**

Dear Mr. Dyne:

We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   We note that comments are currently outstanding relating to your Form 10-K for the fiscal year ended December 31, 2008. Please resolve comments relating to the review of your periodic filing prior to requesting effectiveness of the registration statement.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director